  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 17, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: December 22, 2008

Print the name and title of the signing officer under his signature.

      1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

GIBRALTAR MINE OPERATIONAL AND FINANCING UPDATE

December 17, 2008, Vancouver, BC - In September, Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) began a review of its Gibraltar Mine operating costs. As a result, a new 24-month plan was developed which includes a significantly reduced strip ratio and lower equipment hours and manpower requirements (see News Release dated November 13, 2008). This step, along with declining input costs, a weaker Canadian dollar and the completion of the remaining Phase II expansion items indicate total cash costs (onsite and offsite costs) will decline to US$1.15 per pound, or lower.

With the significant pullback in the price of copper over the past few months and the corresponding effect on cash flow, management has been pursuing a number of financing opportunities in order to fund completion of the concentrator expansion.

In conjunction with our concentrate buyer, we are working with a commercial bank to define our related debt funding requirements. In the meantime, Taseko has raised C$6 million, by way of a private placement, to maintain construction momentum until the bank financing has been completed.

Russell Hallbauer, President and CEO of Taseko commented, "Over the past two years we have spent $250 million on capital projects at Gibraltar, primarily funded out of the Company's cash flow. We are very close to completing the Phase II expansion which will increase Gibraltar's annual capacity to 115 million pounds of copper and 1.2 million pounds of molybdenum. This cash infusion will ensure we can take advantage of these opportunities in a timely manner."

A total of 8,571,429 units (the "Units") were issued, each Unit consisting of one common share (a "Common Share") and one common share purchase warrant (a "Warrant"), at the issue price of $0.70 per Unit (the "Purchase Price"). Each Warrant entitles the holder to purchase one common share of the Company (a "Warrant Share") for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months, subject to an acceleration of the expiry date to 30 days in the event the Company's common shares trade at a price of $1.50 or higher for a period of 10 trading days. A finder's fee of 6% of the proceeds of the Private Placement financing is payable in cash or in equivalent Units. The Units are subject to a four month hold period under Canadian Securities legislation.

Contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.